Exhibit 99.1

Safe-T Group Ltd. Expects Estimated Fiscal Year 2021 Revenues to Exceed $10 Million

Driven by Focus on Consumer and Enterprise Privacy Products, The Company Estimates Revenues to Demonstrate over 170% Growth in Q4 and over 100% FY, with Further Growth Expected in 2022

HERZLIYA, Israel, January 6, 2022 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET) (“Safe-T” or “the Company”), a global provider of cybersecurity and privacy solutions to consumers and enterprises, today provided preliminary revenue guidance for full fiscal year 2021.

Based upon preliminary unaudited review, Safe-T currently expects to report revenues for the quarter ended December 31, 2021 of approximately $3.6 million, an increase of over 170% compared to revenue of $1.3 million reported for the quarter ended December 31, 2020. Revenues for the 12 months ended December 31, 2021 are expected to exceed $10 million, an increase of over 100% compared to the $4.8 million reported for fiscal year 2020.

“Operationally, 2021 was a significant year for Safe-T as our team achieved many milestones, including our expanded focus on the large, global consumer cybersecurity and privacy markets. We are especially excited by the traction we are seeing in our consumer business, which is significantly contributing to our strong financial performance, enabling us to generate record annual revenue in excess of $10 million,” said Shachar Daniel, Chief Executive Officer of Safe-T Group. “Since we started our journey on Nasdaq 3 years ago, we have successfully grown our annual revenues from $1.4 million to over $10 million, a significant accomplishment. Looking into 2022, we expect strong topline growth driven by an expanded solutions portfolio and our further penetration of the global consumer and enterprise markets by the Safe-T brand.”

Safe-T expects to release the fully audited 2021 financial statements on or before March 31, 2022.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured, and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for advanced and basic users, ensuring full personal protection for all personal and digital information.

ZoneZero® cyber-security solutions for enterprises, designed for cloud, on-premises, and hybrid networks, mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizations’ access use cases, whether from outside the organization or within the organization, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust.

Our privacy solutions for enterprises are based on our world’s fastest and most advanced and secured proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one comprised of both millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Safe-T, please visit www.safetgroup.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of revenues for the quarter and 12-month period ended December 31, 2021, the Company’s trends, market penetration and growth in 2022 and the timing of release of its 2021 fully audited financial statements. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 22, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

The Company is providing revenue estimates in this press release, rather than specific amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from these preliminary estimates.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations
Safe-T Group Ltd.

813-334-9745
investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com